Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 5, 2014, except for the retrospective adoption of amendments to the accounting standards relating to the financial reporting distinction between development stage entities and other reporting entities as described in Note 1, as to which the date is July 28, 2014, and except for the reverse stock split described in paragraph 10 of Note 11, as to which the date is July 31, 2014, in the Registration Statement on Form S-1 and related Prospectus of Otonomy, Inc. dated January 8, 2015.

/s/ Ernst & Young LLP

San Diego, California

January 8, 2015